Exhibit 107.1

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of the offering of the Notes and the Series 31 Shares issued in connection therewith (each as defined in the final prospectus) is $750,000,000.